* KH 4/8

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 08 2011
19 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Atrium Way, Suite 520
(No. and Street)

Mt. Laurel (City) | New Jersey (State) | 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey deKraft | (856) 751-1331 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

101 West Avenue (Address) | Jenkintown (City) | Pennsylvania (State) | 19046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021610

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/8

OATH OR AFFIRMATION

I, Harvey deKraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of Decemqer 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

TERRY A DORSEY - WILLIAMS
Notary Public of New Jersey
No. 2074116
Commission Expires July 12, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

STURDIVANT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC DOCUMENT

STURDIVANT & CO., INC.

Contents

EisnerAmper LLP
101 West Avenue
P.O. Box 458
Jenkintown, PA 19046-0458
T 215.881.8800
F 215.881.8801
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

Stockholder
Sturdivant & Co., Inc.

We have audited the accompanying statement of financial condition of Sturdivant & Co., Inc. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sturdivant & Co., Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

Jenkintown, Pennsylvania
February 26, 2011

STURDIVANT & CO., INC.

Statement of Financial Condition
December 31, 2010

ASSETS		
Cash and cash equivalents		$ 714,116
Investments		560,845
Receivables from clearing broker		120,295
Other fees receivable		20,000
Prepaid expenses and other assets		10,454
Loans receivable from parent company		361,719
Loan receivable from officer		15,000
Property and equipment, net of accumulated depreciation		20,978
		$ 1,823,407
LIABILITIES		
Lines-of-credit		$ 210,000
Accounts payable and accrued expenses		196,048
Accrued management fee		240,000
Profit-sharing contributions payable		63,633
Dividend payable		2,000
Total liabilities		711,681
Commitments and contingencies		
STOCKHOLDER'S EQUITY		
Common stock, no par value:		
Authorized	1,000 shares	
Issued	594.22 shares	99,361
Additional paid-in capital		2,770,877
Deficit		(108,512)
		2,761,726
Less treasury stock, at cost	59.36 shares	(1,650,000)
Total stockholder's equity		1,111,726
		$ 1,823,407

See notes to financial statement

STURDIVANT & CO., INC.

Notes to Financial Statements
December 31, 2010

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Sturdivant & Co., Inc. (the "Company"), is a registered broker/dealer and investment advisor, clearing all of its customer transactions through correspondent brokers on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(11) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. The Company has offices located in Mt. Laurel, New Jersey, Baltimore, Maryland and Chicago, Illinois.

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). The two officers of the Company are the sole members of S&D.

[2] Basis of presentation:

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America.

[3] Cash and cash equivalents:

Cash and cash equivalents consist of highly-liquid investments with original maturities of 90 days or less.

[4] Receivables:

Receivables from clearing broker represents the net commissions receivable earned as an introducing broker for the Company's customers' transactions. As of December 31, 2010, these receivables are due from one clearing broker.

Other fees receivable are due under normal trade terms. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There was no allowance for doubtful accounts as of December 31, 2010.

[5] Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation and amortization. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	5 years	Straight-line method
Computer equipment	5 years	Straight-line method

[6] Revenue recognition:

Commissions and clearing expenses are recorded on a trade-date basis as securities transactions occur. Underwriting fees are recorded at the time the underwriting has been completed, and the amount of the fees is reasonably determinable. Advisory and research fees are recorded as earned based on contractual arrangements.

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

[8] Income taxes:

The Company is a corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2009, the Company adopted new accounting guidance concerning provisions for uncertain income tax positions. This clarified the accounting for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. There was no effect of the adoption of this guidance. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties recorded for 2010.

The income tax returns of the Company for the years ended December 31, 2007, 2008 and 2009 are subject to examination by the Internal Revenue Service and various other taxing authorities, generally for three years after such returns were filed.

[9] Treasury stock:

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statements of financial condition.

NOTE B - VALUATION OF INVESTMENTS AND MARKETABLE SECURITIES OWNED

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

NOTE B - VALUATION OF INVESTMENTS AND MARKETABLE SECURITIES OWNED (CONTINUED)

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The following table summarizes the Company's investments as of December 31, 2010 based on the inputs used to value them:

	Investment Assets at Fair Value as of December 31, 2010			
Assets	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Corporate stocks	$ 46	$ -	$ -	$ 46
U.S. Treasury bills	560,799	-	-	560,799
Total investment assets at fair value	$ 560,845	$ -	$ -	$ 560,845

During the year ended December 31, 2010, the Company invested in certain publicly-traded securities. Marketable securities owned as of December 31, 2010 are classified as trading investments and consist of trading securities at market values as follows:

	Fair Value	Cost
U.S. Treasury bills	$ 560,799	$ 560,799
Corporate stocks	46	3,537
	$ 560,845	$ 564,336

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2010 is as follows:

Furniture and fixtures	$ 212,808
Computer equipment	74,230
	287,038
Less accumulated depreciation and amortization	266,060
	$ 20,978

NOTE D - LINES-OF-CREDIT AND SUBSEQUENT EVENTS

The Company had a $350,000 line-of-credit from a bank. Borrowings outstanding on this line-of-credit were $105,000 as of December 31, 2010, and are collateralized by assets deposited with the bank totaling $1,077,143 as of December 31, 2010 and by guarantees of S&D and its members. Borrowings under the line-of-credit accrue interest at the prime rate minus 0.75% (prime was 3.25% as of December 31, 2010). Interest is payable monthly and all principal and accrued interest was due and payable on May 23, 2010. This line-of-credit has matured. See subsequent event on February 14, 2011, described below, restructuring this debt.

On February 14, 2011, management entered into a modified loan agreement with the bank that provides for monthly repayments, beginning in March 2011, of $866, including interest at 6.0% through February 2013, at which point the outstanding balance is due in full.

The Company also had a $250,000 line-of-credit from a bank. Borrowings outstanding on this line-of-credit were $105,000 as of December 31, 2010, and are secured by assets deposited with the bank totaling $1,077,143 as of October 31, 2010 and by a personal guarantee of the majority member of S&D. Borrowings under the line-of-credit accrue interest at the one-month LIBOR rate plus 2.03% (LIBOR was 0.26063% as of December 31, 2010). Interest is payable monthly and borrowings are due on demand. The line-of-credit expired on May 14, 2010. See subsequent event on February 14, 2011 described below restructuring this debt.

On February 14, 2011, management entered into a modified loan agreement with the bank that provides for monthly repayments, beginning in March 2011, of $866, including interest at 6.0% through February 2013, at which point the outstanding balance is due in full.

Total borrowings outstanding under the lines-of-credit were $210,000 as of December 31, 2010.

Scheduled future maturities of the notes payables as modified on February 14, 2011 are as follows:

Year Ending December 31	
2011	$ 6,940
2012	8,842
2013	194,218
	$ 210,000

NOTE E - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company has clearance agreements with three clearing brokers. Pursuant to the agreement with one of the brokers, the Company is required to maintain minimum net capital of $150,000. S&D's members have provided personal guarantees under the agreements with two of the clearing brokers.

The Company has available a $500,000 irrevocable standby letter-of-credit with a bank. The letter-of-credit is payable on demand in the event the Company defaults on its contractual obligations related to a clearing agreement. The letter-of-credit is secured by assets deposited with the bank. No letters-of-credit were outstanding as of December 31, 2010.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2010, there were no open underwriting commitments.

The Company was obligated to S&D under an operating lease for office space in Voorhees, New Jersey which expired in 2010. In addition, office equipment is leased under terms of an operating lease that expires in August 2011. The Company moved its operations to Mt. Laurel, New Jersey in December 2010 and entered into a shared space and services agreement with its parent company, S&D. This agreement expires in 2012 and has two renewal options of one year each.

The scheduled future minimum payments as of December 31, 2010 are as follows:

Year Ending December 31	Related Party	Unrelated Party	Total
2011	$ 136,405	$ 11,504	$ 147,909
2012	136,405	1,350	137,755
	$ 272,810	$ 12,854	$ 285,664

NOTE F - PROFIT-SHARING PLAN

Employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors. Profit-sharing contributions payable includes $63,633 of discretionary contributions for the year ended December 31, 2010.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $676,336, which was $426,336 in excess of its required net capital. The Company's net capital ratio was 1.05 to 1 as of December 31, 2010.

NOTE H - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE I - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

As of December 31, 2010, the Company maintained a cash balance of $516,904 at a bank that exceeded the FDIC insurance limit.

NOTE J - RELATED PARTY TRANSACTIONS

Liabilities include management fees payable to the Company's parent, S&D, of $240,000 as of December 31, 2010.

In April 2009, the Company loaned $220,000 to its parent, S&D. In January 2010, the note was renewed and the terms amended. The loan is unsecured and bears interest at .57% and is due in monthly installments of interest only through January 2015 at which time the loan matures and the principal is due.

In December 2010, the Company loaned $141,719 to its parent, S&D, to pay advanced lease payments and the security deposit on the new office space. This amount is included in loans receivable from parent company in the statement of financial condition as of December 31, 2010. This loan is unsecured and is due in 24 monthly installments effective January 2011, including interest at 0.43%.

NOTE J - RELATED PARTY TRANSACTIONS (CONTINUED)

Total loans receivable from S&D are as follows as of December 31, 2010:

$	220,000
	141,719
$	361,719

The Company advanced $15,000 to one of its officers in 2010. The loan is unsecured and is due in three annual installments of $5,000 plus interest at the short-term Applicable Federal Rate (0.32% as of December 31, 2010), renewable annually. Payments are due each December commencing December 2011 through December 2013. The loan can be prepared at anytime at the option of the officer, without penalty.

Prepaid expenses and other assets in the statement of financial condition include accrued interest on loans to S&D of $2,454 as of December 31, 2010.